Exhibit 99.7

CERTIFICATE OF QUALIFICATION

     I, Jose Rios Duarte, with business address at 5597 W. County 15th Street, Somerton, AZ 85350 USA and Guillermo Carpena #78 esq. con Nayarit, Colonia 5 de Mayo, Hermosillo, Sonora México 83010 do hereby certify that:

1.	I have reviewed and/or prepared engineering and mine planning documentation for the report titled, Technical Report, La Bolsa Project, Pre-Feasibility Study for Minefinders Corporation Ltd, dated August 9, 2010.

2.	I hold a Bachelors degree in Mining Engineering from the University of Sonora, in Hermosillo, Sonora, Mexico.

3.	I have practiced my profession within the mining industry continuously for 27 years.

4.	I am a registered Mining Engineer, in the state of Sonora, Mexico.

5.	I am currently employed as a Mining Engineer with Sonoran Resources, LLC, a consulting group specializing in mine design and construction.

6.	I have no received, nor do I expect to receive, any interest, directly or indirectly, from Minefinders Corporation Ltd., or of any affiliate thereof.

7.	I have had no involvement with the property that is the subject of this Pre-Feasibility Study.

8.	By reason of education, experience and independence, I meet the definition of Independent Qualified Person as outlined in National Instrument 43-101.

Dated at, __________, this 9th day of Aug, 2010.

Jose Rios Duarte – Mining Engjneer
Name, Title